EXHIBIT 99.1

Westport Fuel Systems Announces Refinancing of Convertible Notes with Cartesian Capital Group

VANCOUVER, British Columbia, July 24, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that it has entered into an agreement for the refinancing of its convertible notes held by funds associated with Pangaea Two Management, LP and Cartesian Capital Group (“Cartesian”).

Under the terms of the agreement, the Company has agreed to pay down the principal amount of the existing convertible notes from USD $17.5 million to USD $10 million.  Concurrent with such repayment, the maturity of the remaining amended notes will be extended to three years from the date of the amendments, the coupon rate will be reduced from 9% annually to 6.5% annually, and the conversion price will be revised from USD $2.17 per share to USD $1.42 per share. Peter Yu, Managing Partner of Cartesian, will resign his seat on the Westport Fuel Systems Board of Directors.

“The refinancing of our convertible notes with Cartesian reduces our cost of capital and extends the maturity to 2023 to better align with the growth of our HPDI business,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “We deeply appreciate Peter Yu’s contributions to our Board of Directors and the Company.”

“This is a mutually beneficial agreement,” said Peter Yu, Managing Partner of Cartesian. “The Company has undergone a significant positive transformation since 2016, including the merger of Westport Innovations and Fuel Systems Solutions, the commercial launch of Westport HPDI 2.0TM in Europe, and the continued expansion of gaseous fueled vehicles into key markets. Under the strong leadership of David Johnson and the management team, Westport Fuel Systems is well-positioned to build on its leading position and continue to grow over the coming years.”

The refinancing and amendment of the convertible notes is being completed in reliance on an exemption from the requirements of the Toronto Stock Exchange applicable to eligible interlisted issuers under section 602.1 of the TSX Company Manual.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com